
June 23, 2020

Joseph Cammarata
Chief Executive Officer
Investview, Inc.
234 Industrial Way West, Ste. A202
Eatontown, New Jersey 07724

      Re: Investview, Inc.
           Post-Effective Amendment No. 2 to
           Registration Statement on Form S-1
           Filed June 22, 2020
           File No. 333-236563

Dear Mr. Cammarata:

     We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post Effective Amendment No. 2 to Form S-1, filed June 22, 2020

General

1.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence R. Lonergan, Esq.